ACCELERA INOVATIONS, INC.
20511 Abbey Drive
Frankfort, Illinois 60423

  November 14, 2012

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mara Ransom, Assistant Director

Re: Accelera Innovations, Inc.
Registration Statement on Form S-1
Filed October 31, 2012
File No. 333-181591

  Ladies and Gentlemen:

    On behalf of the Company, we are updating the financial statements to reflect the September 30, 2012 statements.

    On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

John F. Wallin

ACCELERA INOVATIONS, INC.

By:  /S/ John F. Wallin
John F. Wallin